FOR IMMEDIATE RELEASE
                         Via Facsimile - 1 page total
                             CONTACT:  Maja D. Larson
                                    206-623-1635 x108

      SEATTLE,  WASHINGTON, April 4,  1995  ---  Todd
Shipyards Corporation ("Todd" or the "Company") has announced that the Company repurchased 455,000 shares of its common stock in a block on the open market on March 31, 1995.

The  Company began repurchasing its common  stock  in
open market transactions during its Fiscal Year 1994.
With last week's purchase, the total number of common
shares repurchased by the Company is 2,011,026 shares
for a total cost of $9,416,528.  The repurchases have
reduced   the   number  of  shares   outstanding   to
9,945,007.

The   Company,  at  its  discretion,  may  repurchase
additional   shares  in  the  future   depending   on
availability and price.